September 8, 2009

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Mail Stop 3561
Washington, DC  20549
Attn: Rolaine S. Bancroft

Re:

Toyota Auto Finance Receivables LLC
Amendment No. 2 to Registration Statement on Form S-3
Filed July 8, 2009
File No, 333-159170

Dear Ms. Bancroft:

On July 8, 2009 (the “Submission Date”), our client, Toyota Auto Finance Receivables LLC (the “Company”) delivered to your department of the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to Registration Statement on Form S-3, including a representative form of prospectus supplement for use in offering a series of asset-backed notes (the “Prospectus Supplement”), a base prospectus (the “Base Prospectus,” and together with Prospectus Supplement, the “Prospectus”) and certain exhibits (the “Exhibits,” and together with Prospectus, the “Documents”).  On July 22, 2009, we received a letter containing your comments (the “Comments”) to the Documents.  Submitted below, on behalf of the Company, are the Company’s responses (the “Responses”) to the Comments.

For your convenience, the Responses have been placed in the order in which the Comments were presented and the text of each Comment is presented in bold italics before each Response.  Some Responses include references to page numbers within the Documents; all page references in this letter are to the marked versions of the Documents, provided to you herewith, showing changes made since the versions submitted on the Submission Date.

General

1.

Comment:

While we note your response to prior comment 2, please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K.  Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K.  Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement.  Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

Response:

We hereby confirm, on behalf of the Company, that finalized agreements, which may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K, will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment on Form 8-K.  We further confirm, on behalf of the Company, that exhibits will be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement.

2.

Comment:

Furthermore, please confirm that you will file all agreements in full, including all attachments, exhibits and schedules.  We note, for instance that Schedule A to Exhibit 4.4 includes the text “Omitted--originals on file at the offices of the Seller and the Purchaser.”  All exhibits must be filed in full, or if redacted, a confidential treatment application must be filed.

Response:

We hereby confirm, on behalf of the Company that all agreements, including all attachments, exhibits and schedules thereto, will be filed in full or, if redacted, a confidential treatment application will be filed.  We have revised the Exhibit 4.4 accordingly.

Prospectus Supplement

Cover page

3.

Comment:

We note that you name Toyota Auto Finance Receivables LLC as sponsor in footnote 2 to the column titled “Proceeds to Sponsor.”  Please revise or advise.

Response:

We have deleted the reference to the “Sponsor” and substituted, in lieu thereof, a reference to the “Depositor”.  Please see the cover page of the Prospectus Supplement.

Sponsor, Administrator and Servicer, page S-9

4.

Comment:

We note your response to prior comment 12 and reissue in part.  Please add bracketed language in the summary regarding any servicers contemplated pursuant to Item 1108(a)(2) of Regulation AB.

Response:

We have added bracketed language in the summary to provided information on any servicer contemplated pursuant to Item 1108(a)(2) of Regulation AB.  Please see page S-8 of the Prospectus Supplement.

Receivables Pool, page S-42

5.

Comment:

We note your response to prior comment 15 regarding amortization periods.  Please revise to add tabular disclosure to reflect the original number of scheduled payments.

Response:

We have revised the Prospectus Supplement to include tabular disclosure regarding the original number of scheduled payments.  Please see page S-46 of the Prospectus Supplement.

Certain Risks Associated with TALF, page S-25

6.

Comment:

We note your response to prior comment 10 and your disclosure in the first full paragraph on page S-26 regarding the risk of loss with respect to a TALF loan.  Please revise to clarify that the loans are non-recourse, and further discuss any risks associated with the FRBNY enforcing its rights in the collateral.

Response:

We have revised the Prospectus Supplement to include additional disclosure relating to the non-recourse nature of a TALF loan.  Please see page S-24 of the Prospectus Supplement.

Base Prospectus

TMCC Demand Notes, page 65

7.

Comment:

While we note your response to prior comments 28 and 29, please provide us with additional legal analysis regarding the following:

•

Explain how the offer and sale of the demand notes from TMCC to the issuing entity would be exempt from registration under the Securities Act.  We note your response that TMCC demand notes are eligible investments.  Regulation AB does not limit the type of eligible investments, as long as the assets meet the general principle that they are a discrete pool of financial assets that by their terms convert into cash within a finite period of time.  See Section III.A.2. of the adopting release (SEC Release No. 33-8518).  All eligible investments in securities, however, must be registered or exempt under the Securities Act.  Please provide citations to the appropriate section(s) of the Securities Act and the corresponding rule(s), if applicable.

•

Explain why the TMCC demand note would not be part of the asset pool. In your analysis, consider Sections III.A.2. and III.A.6. of the Regulation AB adopting release.  One of the basic premises underlying ABS offerings is that an investor is buying participation in the assets.  According to your disclosure, proceeds will be invested in the TMCC demand note in order to better match interest and principal payments due on your securities.  Considering that all funds will be invested in the TMCC demand notes, it appears that investors in your securities would also be buying a participation in the TMCC demand notes.

•

Explain to us why concurrent registration of the TMCC demand notes would not be required.  We note your response that the principal amount of the demand notes will be zero on the closing date and will increase only as cash is invested by in the demand note. Section III.A.6. of the Regulation AB adopting release, however, also states that the nature of the distribution, not the concentration of the pool is the important factor in determining whether concurrent registration is required.

•

Clarify whether an investment in a TMCC demand note would be contemplated only at the time of issuance of your securities.  If not, provide your analysis as to how the decision to invest in a TMCC demand note at a later date would be consistent with the discrete pool requirement of an asset backed security.

Alternatively, confirm that you will comply with all of the requirements of Rule 190(b), revise your registration statement accordingly, and corresponding changes to the plan of distribution and underwriting sections, as applicable.

Response:

We have revised the Registration Statement to include the registration of the TMCC demand notes in compliance with the requirements of Rule 190.  See Parts I and II of Form S-3/A and pages S-68 and S-78 of the Prospectus Supplement and pages 63 and 88 of the Base Prospectus.

Exhibit 5.1

8.

Comment:

We note that your opinion is limited to the General Corporation Law of the State of Delaware.  Your opinion should not be limited to a closed-universe of statutory law.  Please revise.

Response:

We have revised the opinion to remove the reference to the General Corporation Law of the State of Delaware since the opinion given therein with respect to the notes does not rely upon Delaware law.

Should you have any further questions or comments please contact me at 917-777-4400 or Matthew P. Joseph at 917-777-4333.

Regards,

/s/ Reed D. Auerbach

Reed D. Auerbach

cc:

Katherine Adkins, Esq.
Toyota Auto Finance Receivables LLC